UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.
Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12
Corporate Registration Number (NIRE) 35.300.027.795
Publicly-Held Company
Special Shareholders’ Meeting
Call Notice

We invite the shareholders of this Company to gather at a Special Shareholders’ Meeting, to be held on December 17, 2010, at 5 p.m., at the Company’s headquarters, Cidade de Deus, Vila Yara, Osasco, SP, at Salão Nobre, 5o andar, Prédio Vermelho, in order to examine and resolve on the Board of Directors’ proposals to:

1) increase the Capital Stock by the amount of R$1,500,000,000.00, increasing it from R$28,500,000,000.00 to R$30,000,000,000.00, by issuing 62,344,140 new book-entry, registered shares, with no par value, of which 31,172,072 are common shares and 31,172,068 are preferred shares, at the price of R$ 24.06 per share, for private subscription by the shareholders in the period from December 29, 2010 to January 31, 2011, in the proportion of 1.657008936% on the shareholding position that each one holds on the date of the Shareholders’ Meeting (December 17, 2010), with payment in cash, on February 18, 2011, of 100% of the amount of the subscribed shares;

2) amend the Bylaws, as follows:·

• in the “caput” and the Paragraph One of Article 12, Article 14 and “caput” of Article 25, creating 7 positions of Deputy Officer in the Board of Executive Officers, increasing from 9 to 12 the maximum number of Officers and up to 19 number of members of the Integrated Risk Management and Capital Allocation Committee, due to the expansion that the Company has been obtaining in all areas of operations and the need for better support to the administrative tasks in view of the structural dimension of the Organization;·

• in letter “d” of Paragraph One of Article 26, establishing the maximum deadline of 15 days so that the Organization’s Ombudsman replies the complainants, in compliance with the provisions of Item III of Article 2 of the National Monetary Council Resolution #3,849, as of March 25, 2010.

___________________________________________________________________________________
Documents Available to Shareholders: this Call Notice, the Proposals of the Board of Directors and the Material Fact are available to Shareholders at the Custody and Share Department of Bradesco, Depositary Financial Institution of the Company’s Shares, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, SP, and are also available on the Website www.bradesco.com.br - Corporate Governance - Shareholders, and on BM&FBOVESPA and CVM Websites.

Participation in the Meetings: pursuant to Article 126 of Law # 6,404 of December 15, 1976, and later amendments, in order to attend and resolve on the Shareholders’ Meeting, shareholders shall observe that:·

• in addition to their identification document, they shall also provide a certificate of ownership of the Company’s shares issued by the custodian financial institution;·
• for the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived;·
• in the event of impossibility to attend the Shareholders’ Meeting, shareholders may also be represented by an attorney-in-fact appointed not more than one year before the date of the meeting, provided that he/she is a shareholder, officer of the Company, lawyer or financial institution, being incumbent upon the investment fund manager to represent its condominium members;·
• before being forwarded to the Company, the powers of attorney drawn up in foreign language shall be translated into Portuguese and their translation shall be registered at the Registry of Deeds and Documents;·
• in order to speed up the process and facilitate the works in the Shareholders’ Meeting, the certificate of ownership of the shares, the power of attorney and possible statement of vote may, at the shareholders’ discretion, be sent to the Company’s headquarters, preferably, within 2 (two) business days before the date of the Shareholders’ Meeting, at Banco Bradesco S.A. - Secretaria Geral - Área Societária - Cidade de Deus - 4o andar do Prédio Vermelho - Vila Yara - Osasco, SP - CEP 06029-900. A copy of the documents may also be sent by email to governancacorp@bradesco.com.br, or, as an alternative, by fax to (55 11) 3684-4630 or (55 11) 3683-2564.

Further needed clarifications may be obtained through the e-mail investidores@bradesco.com.br, in the Investor Relations Website – www.bradesco.com.br/ri or in Bradesco Branch Network.

Cidade de Deus, Osasco, SP, November 22, 2010
Lázaro de Mello Brandão
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 23, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.